Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

PRELIMINARY ANNOUNCEMENT OF ANNUAL RESULTS
FOR THE YEAR ENDED DECEMBER 31, 2024

The board (the “Board”) of directors (the “Directors”) of Kingsoft Cloud Holdings Limited (the “Company”) is pleased to announce the unaudited annual consolidated results of the Company, its subsidiaries and consolidated affiliated entities (collectively, the “Group”) for the year ended December 31, 2024 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2023. These annual results have been prepared under generally accepted accounting principles in the United States (the “U.S. GAAP”) and reviewed by the audit committee of the Company (the “Audit Committee”).

In this announcement, “we”, “us”, and “our” refer to the Company and where the context otherwise requires, the Group.

FINANCIAL HIGHLIGHTS

	For the year ended December 31,		Year-on-year
	2023	2024	Change
	RMB’000	RMB’000%
Revenues	7,047,461	7,785,180	10.5%
Gross profit	850,169	1,340,926	57.7%
Loss before income taxes	(2,165,688)	(1,980,566)	(8.5)%
Net loss	(2,183,647)	(1,979,042)	(9.4)%
Net loss attributable to Kingsoft Cloud Holdings Limited	(2,176,340)	(1,966,680)	(9.6)%

NON-GAAP FINANCIAL MEASURES

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the U.S. In evaluating our business, we have considered and used certain non-GAAP financial measures, including Non-GAAP gross profit, Non- GAAP gross margin, Non-GAAP operating loss, Non-GAAP operating loss margin, Non-GAAP EBITDA, Non-GAAP EBITDA margin, Non-GAAP net loss and Non-GAAP net loss margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP financial measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP financial measures may differ from those used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Adjusted Gross Profit and Adjusted Gross Margin (Non-GAAP Financial Measures)

We define Non-GAAP gross profit as gross profit excluding share-based compensation allocated in the cost of revenues, and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. The following tables reconcile our Non-GAAP gross profit in 2023 and 2024 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

	For the year ended December 31,
	2023	2024
	RMB	RMB	US$
	(in thousands)
Gross profit	850,169	1,340,926	183,707
Adjustments:
Share-based compensation (allocated in cost of revenues)	9,757	16,868	2,311

Adjusted gross profit (Non-GAAP Financial Measure)	859,926	1,357,794	186,018

	For the year ended December 31,
	2023	2024
	(%)	(%)
Gross margin	12.1	17.2
Adjusted gross margin (Non-GAAP Financial Measure)	12.2	17.4

Adjusted Net Loss (Margin), Adjusted EBITDA (Margin) and Adjusted Operating Loss (Margin) (Non-GAAP Financial Measures)

We define Non-GAAP net loss as net loss excluding share-based compensation expenses, foreign exchange loss and impairment of long-lived assets, and we define Non-GAAP net loss margin as Non-GAAP net loss as a percentage of revenues. We define Non-GAAP EBITDA as Non-GAAP net loss excluding interest income, interest expense, income tax expense (benefit) and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. We define Non-GAAP operating loss as operating loss excluding share- based compensation, impairment of long-lived assets and amortization of intangible assets, and we define Non-GAAP operating loss margin as Non-GAAP operating loss as a percentage of revenues. The following tables reconcile our adjusted net loss (margin) (Non-GAAP Financial Measure), adjusted EBITDA (margin) (Non-GAAP Financial Measure) and adjusted operating loss (margin) (Non-GAAP Financial Measure) in 2023 and 2024 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

	For the year ended December 31,
	2023	2024
	RMB	RMB	US$

	(in thousands)
Net Loss	(2,183,647)	(1,979,042)	(271,127)
Adjustments:
Share-based compensation	181,645	214,441	29,378
Foreign exchange loss	57,211	19,531	2,676
Impairment of long-lived assets	653,670	919,724	126,002

Adjusted net loss (Non-GAAP Financial Measure)	(1,291,121)	(825,346)	(113,071)

Adjustments:
Interest income	(78,410)	(27,008)	(3,700)
Interest expense	146,026	229,705	31,469
Income tax expense (benefit)	17,959	(1,524)	(209)
Depreciation and amortization	940,482	1,263,090	173,043

Adjusted EBITDA (Non-GAAP Financial Measure)	(265,064)	638,917	87,532

Loss (gain) on disposal of property and equipment	22,996	(44,625)	(6,114)

Excluding loss or gain on disposal of property and equipment, normalized Adjusted EBITDA	(242,068)	594,292	81,418

Operating loss	(2,108,551)	(1,739,010)	(238,243)

Adjustments:
Share-based compensation	181,645	214,441	29,378
Impairment of long-lived assets	653,670	919,724	126,002
Amortization of intangible assets	180,459	173,496	23,769

Adjusted operating loss (Non-GAAP Financial Measure)	(1,092,777)	(431,349)	(59,094)

Loss (gain) on disposal of property and equipment	22,996	(44,625)	(6,114)

Excluding loss or gain on disposal of property and equipment, normalized Adjusted operating loss	(1,069,781)	(475,974)	(65,208)

	For the year ended December 31,
	2023	2024
	(%)	(%)
Net loss margin	(31.0)	(25.4)
Adjusted net loss margin (Non-GAAP Financial Measure)	(18.3)	(10.6)
Adjusted EBITDA margin (Non-GAAP Financial Measure)	(3.8)	8.2
Normalized Adjusted EBITDA margin	(3.4)	7.6
Adjusted operating loss margin (Non-GAAP Financial Measure)	(15.5)	(5.5)
Normalized Adjusted operating loss margin	(15.2)	(6.1)

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

In 2024, we continue to uphold the principle of high-quality and sustainable development and “build success based on technology and innovation”. We forge our reputation throughout the entire business process with customer centricity, while enhancing our business and operations management. With the booming of AI, the demands of cloud services increase significantly. During 2024, our revenue structure has been adjusting and profitability has been improving, thanks to the high revenue contribution from AI, our focus in high quality cloud services and our strict control over costs and expenses.

During the Reporting Period, total revenues reached RMB7,785.2 million (US$1,066.6 million) in 2024, increased by 10.5% year-over-year. Revenues from public cloud services were RMB5,007.3 million (US$686.0 million), increased by 14.3% year-over-year, and revenues from enterprise cloud services were RMB2,777.8 million (US$380.6 million), increased by 4.3% year-over-year. Gross profit was RMB1,340.9 million (US$183.7 million), increased by 57.7% from RMB850.2 million in 2023. Gross margin was 17.2%, compared with 12.1% in 2023. Non-GAAP gross profit was RMB1,357.8 million (US$186.0 million), increased by 57.9% from RMB859.9 million in 2023. Non-GAAP gross margin was 17.4%, compared with 12.2% in 2023. Non-GAAP EBITDA was RMB638.9 million (US$87.5 million), turning profit for the first year, compared with negative RMB265.1 in 2023. Non-GAAP EBITDA margin was 8.2%, compared with -3.8% in 2023.

Products and Industry-Specific Solutions

We provide a full suite of cloud products based on our extensive infrastructure, and develop based on the same suite of underlying technology capabilities. Our modularized cloud products, including unified IaaS infrastructure, PaaS middleware, SaaS applications, AI capabilities and deployment services, can be utilized to design different solutions to meet various business needs. Our cloud products primarily consist of cloud computing, storage and delivery.

We have designed various industry-specific solutions that can unleash the full potential of our infrastructure resources and add value to our customers. Leveraging our profound industry insights, we have strategically expanded our footprints into selected verticals as an early mover and have established a leading market position through relentless execution. As we continuously serve vertical leaders, our products and solutions continue to iterate and pivot based on customers’ feedback. By partnering with vertical leaders, we have accumulated proprietary industry know-how and formed in-depth view of each selected vertical, which enables us to stay forefront of industry-specific cloud solutions. We have designed industry-specific solutions covering a wide spectrum of industry verticals, including Internet, public service, healthcare, financial service and enterprise service, among others.

While upholding the principle of “building success based on technology and innovation”, we constantly iterate our products at a fast pace to create a top-notch customer experience with our core products. During the Reporting Period, to enrich our customer application use cases, we completed the upgrade and release of multiple key products, including our core self-developed products, such as elastic computing, network security, cloud native, database, object storage, cloud storage, big data and Galaxy Stack.

Infrastructure

Our distributed infrastructure is the foundation of our technology. As of December 31, 2024, we owned two data centers and around 104,000 servers primarily throughout China, and achieved exabyte-level storage capacity. We have been investing in our infrastructure to upgrade our computing power and storage capabilities, in order to deliver higher-quality cloud service and enhance the economies of scale. We purchase servers, network equipment and network resources, and lease data centers from industry-leading suppliers to ensure the reliability and availability of our network infrastructure. Our suppliers primarily include Internet Data Center (IDC) operators, telecommunication operators, server providers and network consumables suppliers in China.

In 2024, we have reaffirmed our original aspiration for sustainable high-quality development strategy and resolutely implemented cost reduction and efficiency initiatives. Adhere to our business plan, we prudently allocate our capital expenditure into strategic areas and focus on improving our efficiencies, and optimize our resources in an effort to improve overall profitability, sustainability and long-term competitive edge. In 2024, our total capital expenditures including those financed by third parties was RMB4,124.7 million (US$565.1 million), compared with RMB1,964.7 million (US$276.7 million) for the year ended December 31, 2023.

Looking forward, we will keep embracing the increasing cloud demands brought by AI training and applications, improving our efficiencies and optimizing our resources in an effort to improve overall profitability, sustainability and long-term competitive edge.

Research and Development

We build our success based on technology and innovations. We stay committed to cloud-native technology development and have built up customer-centric research and development capabilities. To fulfill business needs of customers, we have been promoting seamless collaboration between solution development and service team and research and development team. With first-hand observations of customers’ business, we are able to respond and tailor our solutions to address their needs in a timely manner. Leveraging our industry know-how, we also preemptively develop solutions to optimize customer experiences. For example, on top of our big-data middleware, we have developed different data management system suitable for different industries. Our technology platform acts as the foundation for product development and innovation to continuously address the evolving business needs of our customers, enabling us to constantly enhance customer engagement.

In 2024, amidst the new wave of AI advancements, we have continually enhanced the developments of our AI platform capabilities, including a one-stop resource monitoring and task scheduling platform and a large-scale model training platform. In the field of AI scenarios, we launched Xingliu Computing Power Platform to establish an industry-leading intelligent computing network and advance into a new stage of platform-based development for large-scale model training and inference services. In the field of public cloud services, we further enhanced our product performance and stability. We introduced our ninth-generation elastic compute cloud server, completing a forward-looking layout for full-stack computational network technology. In terms of storage, Kingsoft Cloud’s High-Performance File Storage (“KPFS”) offers a fully managed, ready-to-use high-performance distributed file storage service for Kingsoft Cloud Elastic Compute instance, bare-metal servers, and container services. Supported by High-Performance Remote Direct Memory Access Networks and flexible caching strategies, KPFS delivers high throughput and low latency performance capabilities for various high-performance business scenarios, including AI training, autonomous driving, and video rendering. In this year, Galaxy Stack released its new version, improving resource density and reducing the costs of cloud deployment. It supports 5th Gen Intel Xeon Processors platform, upgrades infrastructure and strengthens security compliance. We also launched Kingsoft Cloud Galaxy Stack Operation, which incorporates 51 enhanced alert monitoring items to improve monitoring efficiency.

In 2024, our research and development expenses were RMB846.0 million and our research and development personnel reached 1,188 as of December 31, 2024.

Environmental, Social and Governance (ESG)

ESG has been an important part of our corporate strategies and we have integrated ESG into our daily business operation and management. With our strong commitment into ESG, we have upgraded our ESG management to Board level. Our Board believes that continuous advancement of ESG management framework is beneficial to the sustainable development of the Company. Thus, the Board has appointed the Corporate Governance Committee, on behalf of the Board, to closely oversee and guide ESG issues. For the year ended December 31, 2024, we will publish our ESG report in April 2025 along with our annual report. This will be consecutively the fifth ESG report, since we proactively published report in the first year of our listing on NASDAQ in 2020.

Business Outlook

Looking forward, we will maintain our high-quality and sustainable development strategy. We will keep investing into technology and enhance our AI capabilities in all aspects. Meanwhile, we will actively embrace the cloud demands from Xiaomi and Kingsoft Ecosystem in the AI era. We aim to create value for our customers, shareholders, employees and society continually.

MANAGEMENT DISCUSSION AND ANALYSIS

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2023	2024	2024
	RMB	RMB	US$
Revenues:
Public cloud services	4,381,741	5,007,251	685,991
Enterprise cloud services	2,663,993	2,777,777	380,554
Others	1,727	152	21

Total revenues	7,047,461	7,785,180	1,066,566

Cost of revenues	(6,197,292)	(6,444,254)	(882,859)

Gross profit	850,169	1,340,926	183,707
Operating expenses:
Selling and marketing expenses	(460,221)	(479,369)	(65,673)
General and administrative expenses	(1,060,022)	(834,854)	(114,375)
Research and development expenses	(784,807)	(845,989)	(115,900)
Impairment of long-lived assets	(653,670)	(919,724)	(126,002)

Total operating expenses	(2,958,720)	(3,079,936)	(421,950)

Operating loss	(2,108,551)	(1,739,010)	(238,243)
Interest income	78,410	27,008	3,700
Interest expense	(146,026)	(229,705)	(31,469)
Foreign exchange loss	(57,211)	(19,531)	(2,676)
Other loss, net	(32,673)	(12,946)	(1,774)
Other income (expense), net	100,363	(6,382)	(874)

Loss before income taxes	(2,165,688)	(1,980,566)	(271,336)
Income tax (expense) benefit	(17,959)	1,524	209

Net loss	(2,183,647)	(1,979,042)	(271,127)
Less: net loss attributable to non-controlling interests	(7,307)	(12,362)	(1,694)

Net loss attributable to Kingsoft Cloud Holdings Limited	(2,176,340)	(1,966,680)	(269,433)

Total Revenues reached RMB7,785.2 million (US$1,066.6 million), representing an increase of 10.5% from RMB7,047.5 million in 2023. The increase was due to the strong demands from AI business, enterprise cloud projects increase, while partially offset by our proactive scale-down of CDN services within public cloud services.

•	Revenues from public cloud services were RMB5,007.3 million (US$686.0 million), representing an increase of 14.3% from RMB4,381.7 million in 2023.

•	Revenues from enterprise cloud services were RMB2,777.8 million (US$380.6 million), representing an increase of 4.3% from RMB2,664.0 million in 2023.

•	Other revenues were RMB0.1 million (US$0.02 million).

Cost of revenues was RMB6,444.3 million (US$882.9 million), representing a slight increase of 4.0% from RMB6,197.3 million in 2023. Among which: IDC costs decreased by 9.9% to RMB2,892.1 million (US$396.2 million) from RMB3,211.2 million in 2023. The decrease was in line with our cost control measures adjustment of CDN services. Depreciation and amortization costs were RMB1,090.1 million (US$149.3 million), compared with RMB774.0 million in 2023, mainly due to the depreciation of newly acquired servers related to AI business. Fulfillment costs were RMB235.7 million (US$32.3 million), representing an increase of 2.7% from RMB229.5 million in 2023. The increase was in line with enterprise cloud projects increase. Solution development and services costs were RMB1,993.1 million (US$273.1 million) in 2024, compared with RMB1,804.8 million in 2023. The increase was mainly due to the revenue expansion of Camelot business.

Gross profit increased by 57.7% to RMB1,340.9 million (US$183.7 million) in 2024, from RMB850.2 million in 2023. Gross margin increased to 17.2%, from 12.1% in 2023. Non-GAAP gross profit increased to RMB1,357.8 million (US$186.0 million) in 2024, from RMB859.9 million in 2023. Non-GAAP gross margin increased to 17.4% in 2024 from 12.2% in 2023. Such increases were primarily because of the optimization of revenue mix and our effective cost controls.

Selling and marketing expenses were RMB479.4 million (US$65.7 million), compared with RMB460.2 million in 2023. The increase was mainly due to the increase of share-based compensation.

General and administrative expenses were RMB834.9 million (US$114.4 million), compared with RMB1,060.0 million in 2023. The decrease was mainly due to the decrease of credit loss expense.

Research and development expenses were RMB846.0 million (US$115.9 million), compared with RMB784.8 million in 2023. The increase was mainly due to the rise in personnel-related expenses.

Impairment of long-lived assets was RMB919.7 million (US$126.0 million), mainly due to the impairment of long-lived assets dedicated to assets of low-margin services.

Operating loss was RMB1,739.0 million (US$238.2 million), compared with RMB2,108.6 million in 2023. Non-GAAP operating loss was RMB431.3 million (US$59.1 million), significantly narrowed compared with RMB1,092.8 million in 2023. Non-GAAP operating loss margin was 5.5%, significantly improved from 15.5% in 2023.

Net loss was RMB1,979.0 million (US$271.1 million), significantly narrowed from net loss of RMB2,183.6 million in 2023.

Non-GAAP net loss was RMB825.3 million (US$113.1 million), compared with Non-GAAP net loss of RMB1,291.1 million in 2023.

Non-GAAP EBITDA was RMB638.9 million (US$87.5 million), compared with RMB-265.1 million in 2023. Non-GAAP EBITDA margin was 8.2%, compared with -3.8% in 2023.

Basic and diluted net loss per share was RMB0.54 (US$0.07), compared with RMB0.61 in 2023.

Liquidity and Capital Resource

Our sources of liquidity primarily consist of net proceeds from the sale and issuance of our shares, including the net proceeds we received from our US IPO and follow-on offering in 2020, and proceeds from financing facilities such as bank loans and related party loans, which have historically been sufficient to meet our working capital and capital expenditure requirements. Our cash and cash equivalents consist of cash on hand and time deposits placed with banks that have original maturities of less than three months and are unrestricted as to withdrawal or use, subject to any restrictions imposed by applicable laws and regulations, including restrictions on foreign exchange and the ability to transfer cash between entities, across borders and to U.S. investors.

As of December 31, 2024, substantially all of our cash and cash equivalents were located in the Mainland China and Hong Kong. In the long term, we intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities.

As of December 31, 2024, our cash and cash equivalents amounted to RMB2,648.8 million (US$362.9 million), representing an increase of 17.4% from RMB2,255.3 million of December 31, 2023.

Foreign Exchange Exposure

We transact a majority of our business in RMB, and have transactional currency exposures. Certain of our bank balances, other receivables, and accruals and other payables are dominated in foreign currencies and are exposed to foreign currency risk. We currently do not have a foreign currency hedging policy. However, our management monitors foreign exchange exposure and will consider appropriate hedging measures in the future should the need arise.

Gearing Ratio

Gearing ratio is calculated by dividing the sum of borrowings from third parties and related parties and lease liabilities by total equity and multiplied by 100%. As of December 31, 2024, the gearing ratio of the Group was 127.2% (as of December 31, 2023: 36.2%).

Material Investments

As of December 31, 2024, the Group did not hold any significant investments (including any investment in an investee company with a value of 5% or more of the Group’s total assets as of December 31, 2024). As of December 31, 2024, the Group did not have any further plans for material investments and capital assets.

Contingent Liabilities

As of December 31, 2024, the Group did not have any material contingent liabilities.

Material Acquisitions and Disposals

For the year ended December 31, 2024, the Group did not conduct any material acquisitions and disposals of subsidiaries, consolidated affiliated entities, associates, and joint ventures.

Employees and Remuneration

The Company had 12,335 employees as of December 31, 2024, most of whom were located in China, and the rest were located overseas. The following table sets forth a breakdown of our employees by function as of December 31, 2024:

Function	Number of Employees	Percentage
Research and development	1,188	9.6%
Sales and marketing	340	2.8%
General and administrative	648	5.2%
Solution development and services	10,159	82.4%

Total	12,335	100%

Our success depends on our ability to attract, retain and motivate qualified personnel, and we believe that our high-quality talent pool is one of the core strengths of our Company. We adopt high standards and strict procedures in our recruitment, including campus recruitment, online recruitment, internal recommendation and recruitment through executive search, to satisfy our demands for different types of talents.

We provide regular and specialized trainings tailored to the needs of our employees in different departments. Our employees can also improve their skills through our development of solutions for our customers and mutual learning among colleagues. New employees will receive pre-job training and general training.

We offer competitive compensations for our employees. Besides, we regularly evaluate the performance of our employees and reward those who perform well with higher compensations or promotion.

As required by PRC laws and regulations, we participate in various employee social security schemes organized by municipal and provincial governments, including pension, maternity insurance, unemployment insurance, work-related injury insurance, health insurance and housing provident fund. We are required under PRC laws and regulations to make contributions to employee social security schemes at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders of the Company and to enhance corporate value and accountability.

Compliance with the Corporate Governance Code

During the Reporting Period, we have fully complied with all the code provisions of the Corporate Governance Code set forth in Appendix C1 to the Rules Governing the Listing of Securities (the “Hong Kong Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

Compliance with the Model Code

The Company has adopted an Insider Dealing Policy (the “Insider Dealing Policy”) with terms no less exacting than that of the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Hong Kong Listing Rules (the “Model Code”), as its own securities dealing code to regulate all dealings by Directors, officers and employees of the Company.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Insider Dealing Policy and the Model Code during the Reporting Period.

Purchase, Sale or Redemption of the Company’s Listed Securities

During the Reporting Period, neither the Company nor any of its subsidiaries has purchased, sold, or redeemed any of the Company’s listed securities (including sale of treasury shares (as defined under the Hong Kong Listing Rules)).

As of December 31, 2024, there were no treasury shares (as defined under the Hong Kong Listing Rules) held by the Company.

Material Litigation

For the Reporting Period, the Company was not involved in any material litigation or arbitration which may have a material adverse effect on the Group’s operation, and the Directors are also not aware of any material litigation or claims that were pending or threatened against the Group.

Audit Committee

The Audit Committee comprises three independent non-executive Directors, being Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan, with Mr. Yu Mingto (being one of the independent non-executive Directors with the appropriate professional qualifications) as the chairman of the Audit Committee.

The Audit Committee has reviewed the unaudited annual results of the Company for the year ended December 31, 2024. The Audit Committee has agreed on the accounting policies and practices adopted by the Company and discussed matters with respect to financial reporting matters with senior management members of the Company.

SCOPE OF WORK OF THE AUDITOR

The figures in respect of the Group’s unaudited condensed consolidated statement of comprehensive loss, unaudited condensed consolidated balance sheet, unaudited condensed consolidated statement of cash flows and the related notes thereto for the year ended 31 December 2024 as set out in the preliminary announcement have been agreed by the Group’s auditors, Ernst & Young (“EY”), to the amounts set out in the Group’s draft consolidated financial statements for the year. The work performed by EY in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by EY on the preliminary announcement.

SIGNIFICANT EVENTS AFTER THE REPORTING PERIOD

No significant events affecting the Group occurred since December 31, 2024 and up to the date of this announcement.

FINAL DIVIDEND

The Board did not recommend the distribution of a final dividend for the year ended December 31, 2024.

SAFE HARBOR STATEMENT

This preliminary results announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the United States Securities and Exchange Commission. The forward-looking statements included in this preliminary results announcement are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

FINANCIAL INFORMATION

The Board announces the unaudited consolidated results of the Group for the year ended December 31, 2024, with comparative figures for the previous year as follows:

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the year ended December 31,
	Notes	2023	2024	2024
		RMB	RMB	US$
Revenues:
Public cloud services	3	4,381,741	5,007,251	685,991
Enterprise cloud services	3	2,663,993	2,777,777	380,554
Others	3	1,727	152	21

Total revenues		7,047,461	7,785,180	1,066,566

Cost of revenues		(6,197,292)	(6,444,254)	(882,859)

Gross profit		850,169	1,340,926	183,707
Operating expenses:
Selling and marketing expenses		(460,221)	(479,369)	(65,673)
General and administrative expenses		(1,060,022)	(834,854)	(114,375)
Research and development expenses		(784,807)	(845,989)	(115,900)
Impairment of long-lived assets		(653,670)	(919,724)	(126,002)

Total operating expenses		(2,958,720)	(3,079,936)	(421,950)

Operating loss		(2,108,551)	(1,739,010)	(238,243)
Interest income		78,410	27,008	3,700
Interest expense		(146,026)	(229,705)	(31,469)
Foreign exchange loss		(57,211)	(19,531)	(2,676)
Other loss, net	3	(32,673)	(12,946)	(1,774)
Other income (expense), net	3	100,363	(6,382)	(874)

Loss before income taxes		(2,165,688)	(1,980,566)	(271,336)
Income tax (expense) benefit	5	(17,959)	1,524	209

Net loss		(2,183,647)	(1,979,042)	(271,127)
Less: net loss attributable to non-controlling interests		(7,307)	(12,362)	(1,694)

Net loss attributable to Kingsoft Cloud Holdings Limited		(2,176,340)	(1,966,680)	(269,433)

		For the year ended December 31,
	Notes	2023	2024	2024
		RMB	RMB	US$
Net loss per share:
Basic and diluted	6	(0.61)	(0.54)	(0.07)
Shares used in the net loss per share computation:
Basic and diluted	6	3,558,354,940	3,658,088,876	3,658,088,876
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments		102,241	11,536	1,580

Comprehensive loss		(2,081,406)	(1,967,506)	(269,547)

Less: Comprehensive loss attributable to non-controlling interests		(7,334)	(12,384)	(1,697)

Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders		(2,074,072)	(1,955,122)	(267,850)

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As at December 31,
	Notes	2023	2024	2024
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		2,255,287	2,648,764	362,879
Restricted cash		234,194	81,337	11,143
Accounts receivable, net	4	1,529,915	1,468,663	201,206
Short-term investments		–	90,422	12,388
Prepayments and other assets		1,812,692	2,233,074	305,930
Amounts due from related parties		266,036	318,526	43,638

Total current assets		6,098,124	6,840,786	937,184

Non-current assets:
Property and equipment, net		2,186,145	4,630,052	634,315
Intangible assets, net		834,478	694,880	95,198
Goodwill		4,605,724	4,605,724	630,982
Prepayments and other assets		870,781	449,983	61,647
Equity investments		259,930	234,182	32,083
Amounts due from related parties		56,264	–	–
Operating lease right-of-use assets		158,832	137,047	18,775

Total non-current assets		8,972,154	10,751,868	1,473,000

Total assets		15,070,278	17,592,654	2,410,184

LIABILITIES, NON-CONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	8	1,805,083	1,877,004	257,149
Accrued expenses and other liabilities		2,838,085	3,341,990	457,851
Short-term borrowings		1,110,896	2,225,765	304,928
Income tax payable		63,961	69,219	9,483
Amounts due to related parties		931,906	1,584,199	217,034
Current operating lease liabilities		78,659	61,258	8,392

Total current liabilities		6,828,590	9,159,435	1,254,837

		As at December 31,
	Notes	2023	2024	2024
		RMB	RMB	US$
Non-current liabilities:
Long-term borrowings		100,000	1,660,584	227,499
Amounts due to related parties		40,069	309,612	42,417
Deferred tax liabilities		142,565	101,677	13,930
Other liabilities		634,803	790,271	108,267
Non-current operating lease liabilities		78,347	65,755	9,008

Total non-current liabilities		995,784	2,927,899	401,121

Total liabilities		7,824,374	12,087,334	1,655,958

Shareholders’ equity:
Ordinary shares		25,443	25,689	3,519
Treasury shares		(208,385)	(105,478)	(14,450)
Additional paid-in capital		18,811,028	18,940,885	2,594,891
Statutory reserves funds		21,765	32,001	4,384
Accumulated deficit		(12,315,041)	(14,291,957)	(1,957,990)
Accumulated other comprehensive income		555,342	566,900	77,665

Total Kingsoft Cloud Holdings Limited shareholders’ equity		6,890,152	5,168,040	708,019
Non-controlling interests		355,752	337,280	46,207

Total equity		7,245,904	5,505,320	754,226

Total liabilities, non-controlling interests and shareholders’ equity		15,070,278	17,592,654	2,410,184

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the year ended December 31,
	2023	2024	2024
	RMB	RMB	US$
Net cash (used in) generated from operating activities	(169,070)	628,419	86,093
Net cash used in investing activities	(673,186)	(3,620,445)	(495,999)
Net cash (used in) generated from financing activities	(227,852)	3,255,418	445,990
Effect of exchange rate changes on cash, cash equivalents and restricted cash	25,863	(22,772)	(3,119)
Net (decrease) increase in cash and cash equivalents, and restricted cash	(1,044,245)	240,620	32,965
Cash, cash equivalents and restricted cash at beginning of period	3,533,726	2,489,481	341,057
Cash, cash equivalents and restricted cash at end of period	2,489,481	2,730,101	374,022

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION

Kingsoft Cloud Holdings Limited (the “Company”) is a limited liability company incorporated in the Cayman Islands on January 3, 2012. The Company, its subsidiaries, its variable interest entities (“VIEs”), and subsidiaries of its variable interest entities are hereinafter collectively referred to as the “Group”. The Group is principally engaged in the provision of cloud services. The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its subsidiaries, the variable interest entities, and subsidiaries of its variable interest entities, which are located in mainland China, Hong Kong (“HK”), Japan and the United States (the “U.S.”).

The Company completed its IPO and follow-on offering on Nasdaq in May and September 2020, respectively and completed its listing by way of introduction on the Main Board of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) in December 2022.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for annual financial information. These financial statements also comply with the applicable disclosure requirements of the Hong Kong Companies Ordinance. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain formation and note disclosure normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

The unaudited condensed consolidated financial statements and related notes are presented in RMB and all values are rounded to the nearest thousand (RMB’000) except when otherwise indicated.

(b)	Going concern consideration

The Group’s condensed consolidated financial statements have been prepared in accordance with U.S. GAAP on a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the consolidated financial statements.

As of December 31, 2024, the Group had an accumulated deficit and net current liabilities of RMB14,291,957 (US$1,957,990) and RMB2,318,649 (US$317,653), respectively. The Group has primarily funded the operations through revenue generated from contracts with customers, equity financing, and proceeds from financing facilities such as borrowings from third parties and related parties.

In view of such circumstance, management has given careful consideration to the future liquidity and performance of the Group and its available sources of financing in assessing whether the Group will have sufficient financial resources to continue as a going concern. As of December 31, 2024, the Group had cash, cash equivalents, restricted cash and short-term investments of RMB2,820,523 (US$386,410). In addition, the Group had existing credit facilities available from banks and other financial institutions to finance the future operations and capital expenditures of the Group.

Based on above, mentioned financial resources and the cash flow projections prepared by management covering a period of not less than twelve months from 31 December 2024 management believes that the going concern basis of preparation is supported. Therefore, the condensed consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Group be unable to continue as a going concern.

(c)	Principles of consolidation

The condensed consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries, the VIEs, and subsidiaries of the VIEs for which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.

(d)	Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s unaudited condensed consolidated financial statements include, but are not limited to, allowance for credit losses for accounts receivable, contract assets and amounts due from related parties, measurement of operating and finance lease right-of-use assets and lease liabilities, impairment of long-lived assets, impairment of goodwill, useful lives of long-lived assets, realization of deferred tax assets, uncertain tax positions, share-based compensation expense, the fair value of financial instruments and standalone selling prices of performance obligation of revenue contracts. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

(e)	Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB7.2993 per US$1.00 on December 31, 2024 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(f)	Segment reporting

In accordance with ASC 280-10, Segment Reporting: Overall (“ASC 280”), the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one operating segment. The Croup does not distinguish between markets or segments for purposes of internal reporting. A majority of the Group’s revenues were generated from mainland China and a majority of the long-lived assets of the Group are located in the mainland China, and therefore, no geographical segments are presented.

3.	REVENUES, OTHER LOSS, NET AND OTHER INCOME (EXPENSE), NET

The following table presents the Group’s revenues from contracts with customers disaggregated by material revenue category:

	For the year ended December 31,
	2023	2024	2024
	RMB	RMB	US$
Public cloud services recognized over time	4,381,741	5,007,251	685,991

Enterprise cloud services:
Recognized at a point in time	580,741	537,323	73,613
Recognized over time	2,083,252	2,240,454	306,941

	2,663,993	2,777,777	380,554

Others:
Recognized over time	1,727	152	21

	7,047,461	7,785,180	1,066,566

The following table presents the Group’s other loss, net:

	For the year ended December 31,
	2023	2024	2024
	RMB	RMB	US$
Gross unrealized gain on equity investments held	1,689	668	92
Gross unrealized loss (including impairment) on equity investments held	(25,951)	(10,568)	(1,448)
Net realized gain (loss) on equity investments sold	6,022	(626)	(86)
Changes in fair value of purchase consideration in a business acquisition	(14,433)	–	–
Changes in fair value of currency swap	–	(2,420)	(332)

	(32,673)	(12,946)	(1,774)

The following table presents the Group’s other income (expense), net:

	For the year ended December 31,
	2023	2024	2024
	RMB	RMB	US$
Government grants	114,282	22,971	3,147
Income from ADS Reimbursement	12,696	3,660	501
Value added tax transferred out	(37,237)	(30,757)	(4,214)
Others	10,622	(2,256)	(308)

	100,363	(6,382)	(874)

4.	ACCOUNTS RECEIVABLE, NET

	As at December 31,
	2023	2024	2024
	RMB	RMB	US$
Accounts receivable	1,554,658	1,526,275	209,099
Allowance for credit losses	(24,743)	(57,612)	(7,893)

Accounts receivable, net	1,529,915	1,468,663	201,206

An ageing analysis of the trade receivables at the end of each reporting period, based on the past due date and net of provisions, is as follows:

	As at December 31,
	2023	2024	2024
	RMB	RMB	US$
Not yet due	887,613	731,294	100,187
Within 3 months	186,175	351,924	48,213
Between 4 months and 6 months	126,223	216,083	29,603
Between 7 months and 1 year	188,533	113,034	15,486
More than 1 year	141,371	56,328	7,717

Accounts receivable, net	1,529,915	1,468,663	201,206

5.	TAXATION

(a)	Enterprise income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains.

Hong Kong

The subsidiaries incorporated in Hong Kong are subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the periods presented, the Group did not make any provisions for Hong Kong profit tax as the Group did not generate any assessable profits arising in Hong Kong at the end of each reporting period. Under the Hong Kong tax law, the subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Mainland China

The Group’s mainland China entities are subject to the statutory income tax rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008. Certain subsidiaries of the Group being qualified as a High New Technology Enterprise (“HNTE”) are entitled to the preferential income tax rate of 15%. Dividends, interests, rent or royalties payable by the Group’s mainland China entities to non-resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% EIT, namely withholding tax, unless the respective non-resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

Loss before income taxes consists of:

	For the year ended December 31,
	2023	2024	2024
	RMB	RMB	US$
Mainland China	(2,139,795)	(2,049,215)	(280,741)
Non-Mainland China	(25,893)	68,649	9,405

	(2,165,688)	(1,980,566)	(271,336)

The current and deferred components of income tax expense appearing in the unaudited condensed consolidated statements of comprehensive loss are as follows:

	For the year ended December 31,
	2023	2024	2024
	RMB	RMB	US$
Current income tax expense	(42,446)	(39,365)	(5,393)
Deferred income tax benefit	24,487	40,889	5,602

Income tax (expense) benefit	(17,959)	1,524	209

6.	LOSS PER SHARE

Basic and diluted loss per share for each of the years presented are calculated as follows:

	For the year ended December 31,
	2023	2024	2024
	RMB	RMB	US$
Numerator:
Net loss attributable to ordinary shareholders – basic and diluted	(2,176,340)	(1,966,680)	(269,433)

Denominator:
Weighted average number of ordinary shares outstanding – basic and diluted	3,558,354,940	3,658,088,876	3,658,088,876

Basic and diluted loss per share	(0.61)	(0.54)	(0.07)

The effects of all options and awarded shares were excluded from the computation of diluted loss per share for the years as their effects would be anti-dilutive.

7.	DIVIDENDS

No dividend was declared by the Company during the years ended December 31, 2023 and 2024.

8.	ACCOUNTS PAYABLE

An ageing analysis of the accounts payable at the end of each reporting period, based on the invoice date, is as follows:

	As at December 31,
	2023	2024	2024
	RMB	RMB	US$
Within 3 months	554,386	643,848	88,207
Between 4 months and 1 year	533,377	509,386	69,786
More than 1 year	717,320	723,770	99,156

	1,805,083	1,877,004	257,149

PUBLICATION OF ANNUAL RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This annual results announcement is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (ir.ksyun.com). The annual report for the year ended December 31, 2024 will be dispatched to the Company’s shareholders, if necessary, and made available for review on the same websites in due course.

By Order of the Board
Kingsoft Cloud Holdings Limited Mr. Zou Tao
Vice Chairman of the Board, Executive Director, and acting Chief Executive Officer

Hong Kong, March 19, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Lei Jun as Chairman and non-executive director, Mr. Zou Tao as Vice Chairman and executive director, Mr. He Haijian as executive director and Mr. Feng Honghua as non-executive director, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive directors.